Exhibit 99.1

Top Image Systems Prices Offering of NIS 61.9 million (approximately $14.7 million)
Aggregate Principal Amount of Convertible Debentures

The public offering was 3.26 times over subscribed

Ordinary Shares to be Included in the Tel-Aviv Tel-Tech Index

Tel Aviv, Israel, December 27, 2006 – Top Image Systems, Ltd. (NASDAQ, TASE: TISA), a leading innovator of intelligent document recognition, announced today it has priced a public offering of approximately NIS 61.9 million (approximately $14.7 million) aggregate principal amount of convertible debentures on the Tel Aviv Stock Exchange. The public offering was comprised of 112,500 convertible debentures of NIS 528 (approximately $124) par value each. The convertible debentures will be linked to the US Dollar and will bear interest at the annual rate of six-month LIBOR minus 0.3%. The interest is payable semi-annually commencing on June 30, 2007, and the principal is repayable in four annual installments commencing on December 31, 2009. The offering is scheduled to close on December 27, 2006. After taking into account a concurrent private placement to the underwriter of NIS 500,000 aggregate principal amount of the convertible debentures and an original issue discount of 4% on all the convertible debentures, the gross proceeds to Top Image Systems will be NIS 59.87 million (approximately $14.1 million).

The debentures may be converted at the election of the holder into ordinary shares of Top Image Systems at the conversion price of NIS 20.3 (approximately $4.81). Top Image Systems also has the right to force conversion on or after October 1, 2009 if its share fair market value (as defined in the debenture documents) reaches NIS 25.5 (approximately $6.04). .

Top Image Systems also announced that the Tel Aviv Stock Exchange has informed the Company that its shares are to be included in the Tel Aviv Tel-Tech index, which tracks the performance of the top Israeli technology companies by market cap. The date from which TIS will be included in this index will be January 1, 2007.

The shares of Top Image Systems have been dual-listed on the Tel Aviv Stock Exchange since December 3, 2006 in addition to being listed on the NASDAQ Stock Market.

“We are pleased with the vote of confidence given to us by the Israeli investment community in our public offering. We are also proud to be included in this important Tel Aviv Stock Exchange index, which provides us with recognition and associates us with the top Israeli-based technology companies,” commented Dr. Ido Schechter, CEO of Top Image Systems. “This inclusion places us on the radar screen of many Israeli fund managers thus increases our visibility in the Israeli market.”

The offering described in this press release was made in Israel to residents of Israel only. The convertible debentures offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the convertible debentures. All figures in dollars are presented herein for convenience only, based on current exchange rates.

Statement with regard to convenience translation to US$

For the convenience of non-Israeli investors, New Israeli Shekels has been translated to US$ at the rate of 4.222 Shekels to the US$. The rate represents the Bank of Israel representative rate as of December 26 th, 2006.

About Top Image Systems

Top Image Systems is a leading innovator of enterprise solutions for managing and validating content entering organizations. Whether originating from electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS’ eFLOW Unified Content Platform is a common platform for the company’s solutions. TIS markets its platform in more than 30 countries through a multi-tier network of distributors, system integrators and value added resellers, as well as strategic partners. For more information on TIS, visit the company’s web site at: www.TopImageSystems.com.

Caution Concerning Forward-Looking Statements
Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, quarterly fluctuations in sales of products in the Data Capture market (where in general the fourth quarter is the strongest and the first quarter is the weakest), the Company’s ability to successfully integrate TIS Japan, litigation (including litigation over intellectual property rights), general economic conditions and other risk factors detailed in the Company’s most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:
Adi Bar-Lev
Investor and Public Relations Manager
Top Image Systems Ltd.
+972 3 7679114
adi@TopImageSystems.com